1875 K Street, NW
Washington, DC 20006
Tel: 202 303 1000
Fax: 202 303 2000

Via Edgar

January 22, 2013

Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. – BlackRock Managed Volatility V.I. Fund, formerly known as BlackRock Balanced Capital V.I. Fund File Nos. 2-74452 and 811-03290 Post-Effective Amendment No. 62

Dear Ms. Vroman-Lee:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 3, 2013 regarding Post-Effective Amendment No. 62 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 63 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) with respect to the BlackRock Managed Volatility V.I. Fund, formerly known as BlackRock Balanced Capital V.I. Fund (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

PROSPECTUS COMMENTS

Comment 1:	Fee table – the line item “Distribution and/or Service (12b-1) Fees” should be revised to remove “and/or Service” because the Fund has adopted only a distribution plan and not a distribution and service plan.

Response:	The Registrant respectfully declines to make the requested change. The BlackRock open-end funds have included the standard line item of “Distribution

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January 22, 2013

and/or Service (12b-1) Fees” for all funds. The Registrant respectfully notes that the disclosure is accurate and is consistent across the entire open-end complex.

Comment 2:	Fee table – remove the second and third sentences of footnote one as such disclosure is not permitted or required by the form. Please also revise the first sentence to state that the expenses are restated to reflect current fees in accordance with Item 3; instruction 3(d)(ii)(B) of Form N-1A.

Response:	The Registrant respectfully declines to remove the second and third sentences of the footnote as the Registrant believes this description is necessary to accurately disclose to Fund shareholders that the management fee payable by the Fund is based on assets estimated to be attributable to the Fund’s direct investments in fixed-income and equity securities and instruments, including exchange-traded funds advised by BlackRock Fund Advisors, LLC or other investments advisers, other investments and cash and cash equivalents, and BlackRock has contractually agreed to waive the management fee on assets estimated to be attributed to the Fund’s investments in other equity, fixed-income and money market mutual funds managed by BlackRock or its affiliates. The Registrant has revised the first sentence of footnote one to the fee table to state that “Miscellaneous Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.”

Comment 3:	The Fund discloses that it may engage in transactions involving derivatives. When the Fund does engage in derivatives, it must set aside an appropriate amount of segregated assets. See generally Investment Co. Act Release No. 10666. Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Co. Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund is operating (i.e. notional amounts vs. mark-to-market).

Response:	The Registrant is aware that the Commission or its staff could issue future guidance related to the use of derivatives and leverage, which could impact the manner in which the Fund is operating.

Comment 4:	Performance – remove the discussion of service fees as the Fund has adopted a distribution plan and not a distribution and service plan.

Response:	The requested change has been made.

Comment 5:	Principal risks – Please confirm the risk disclosure discussing the impact of taxes is applicable to an insurance product fund (e.g., investments in ETFs and other

January 22, 2013

mutual funds risk, cash transaction risk, inflation indexed bond risk, tax-exempt status risk and reverse repurchase agreements risk).

Response:	The requested changes have been made to the section “Principal Risks of the Fund’s Fund of Funds Structure.” The Registrant respectfully declines to make the requested revisions in the sections “Principal ETF-Specific Risks” and “Other Principal Risks of Investing in the Fund” because these risks relate to the principal risks of investing in the Fund and also the principal risks of investing in the underlying ETFs and/or mutual funds in which the Fund may invest. In addition, certain tax characteristics of an underlying fund may affect the expenses and/or return of the underlying fund, which may then affect the Fund’s investment in the underlying fund. For example, the tax-exempt status of a municipal security will affect an underlying fund’s value of the municipal security and in turn the value of the Fund’s investment in the underlying fund.

Comment 6:	Short-term trading policy – please confirm supplementally that all disclosure in this section is applicable to insurance products; if not, please revise. Generally, transactions are not made directly with the Fund.

Response:	The Boards of the BlackRock open-end funds have adopted a joint Short-Term Trading Policy for consistency, and this Policy is applicable across the entire open-end complex.

Comment 7:	Dividends – please confirm supplementally the dividend policy of the Managed Volatility V.I. Fund.

Response:	As described on Page I-17 of the prospectus, the Managed Volatility V.I. Fund (Class I Shares) will declare dividends at least annually and reinvest dividends at least annually. The Registrant has corrected an omission on Page III-16 of the prospectus to similarly state that the Managed Volatility V.I. Fund (Class III Shares) declares dividends at least annually and reinvests dividends at least annually.

SAI COMMENTS

Comment 8:	Investment objectives and policies – please confirm supplementally that Note 1 to the investments grid is attributable to currency swaps.

Response:	The Registrant has revised the investment grid and removed Note 1 as this restriction is not applicable to the Fund.

Comment 9:	Investment objectives and policies – please explain why the Fund does not include real estate related securities in the list of Managed Volatility V.I. Fund because the prospectus states that the Fund is subject to real estate related securities risk.

January 22, 2013

Response:	The Registrant has checked real estate related securities for Managed Volatility V.I. Fund because the Fund may invest in real estate related securities, including REITs.

Comment 10:	Investment restrictions – please consider revising the footnotes in this section because the use of footnotes makes it difficult to ascertain which policies apply to the Fund.

Response:	The Registrant respectfully declines to make this change as the Registrant believes that the disclosure clearly and sufficiently delineates the Fund’s investment restrictions.

Comment 11:	Information on distribution related expenses – refers to Class II Shares; while the section titled “Organization of the Company” states that Class II Shares of the Fund are no longer offered. Please clarify or correct this discrepancy.

Response:	The Registrant has revised the section “Organization of the Company” to correct this discrepancy.

Comment 12:	Ongoing arrangements – please disclose the information required by Item 16(f)(1)(iii) of Form N-1A -- the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response:	The Registrant respectfully believes that the information responsive to this item is included in the section “Selective Disclosure of Portfolio Holdings – Portfolio Holdings.”

Comment 13:	Discretionary incentive compensation – discretionary incentive compensation is based in part on investment performance; Managed Volatility V.I. Fund does not have a benchmark associated with the portfolio manager’s compensation. Please clarify whether the portfolio manager’s discretionary incentive compensation is based in part on the performance of the portfolio.

Response:	The Registrant confirms that the portfolio manager’s discretionary incentive compensation is based in part on the performance of the portfolio. The Registrant has revised the above-referenced disclosure accordingly.

GENERAL COMMENTS

Comment 14:	Sub advisers – BlackRock Investment Management, LLC is being replaced by three sub advisers; please explain supplementary whether the sub advisory agreements have been submitted for shareholder approval or state why you believe shareholder approval is unnecessary.

Response:	In reliance on Rule 2a-6 under the 1940 Act, shareholder approval of the new sub advisory agreements is not required.

January 22, 2013

Comment 15:	Please explain supplementary why the Fund is changing its name, objective and strategies; including whether this was done in response to a suggestion by an insurance company. The Staff notes that BlackRock has other Balanced Capital Funds that are not converting to Managed Volatility.

Response:	The Fund changed its name, objective and strategies to seek to improve expected risk-adjusted returns and to attract new investors. Providing increased investment flexibility and risk-control through the restructuring of the Fund is expected to improve the Fund’s marketability to insurance investors and to fill a key product gap in BlackRock Variable Insurance Trust lineup. The Fund’s restructuring was not done in response to a request by an insurance company.

Comment 16:	Use of defined terms – the “Investment Objective” section of the prospectus defines BlackRock Managed Volatility V.I. Fund as the “Fund.” The introduction to the “Investment Risks” section also defines the term “Fund” to mean any one or more of the relevant ETFs or mutual funds and the Fund, where applicable. Please refrain from using a single term for defining different concepts.

Response:	The Registrant has made the requested change and created a new defined term of “Underlying Fund” to mean any one or more of the relevant ETFs or mutual funds in which the Fund may invest.

Comment 17:	Material information – the staff notes that certain material information needs to be updated; confirm that all missing information will be filed with the commission.

Response:	The Registrant has completed all missing information.

Comment 18:	Please include the Tandy representations in the response

Response:	The Registrant has included in this response letter the Tandy representations.

Comment 19:	For the Fund’s series and class identification numbers, please update to reflect the Fund’s new name.

Response:	The requested updates have been made.

Comment 20:	Please mark Class III Shares as inactive.

Response:	The offering of Class III Shares of the Fund recommenced on January 22, 2013, and the Registrant has updated the active status of Class III Shares and confirms that the inactive status of Class II Shares of the Fund is properly reflected.

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January 22, 2013

The Registrant has authorized us to represent on its behalf that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 303-1285 or Anthony Geron at (212) 728-8510 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Anne C. Choe

Anne C. Choe

cc:	Ben Archibald, Esq. Gregory Daddario, Esq. Maria Gattuso, Esq. Anthony Geron, Esq.

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